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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended  December 31, 1997
                           --------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

    For the transition period from               to
                                   -------------    --------------

                         Commission file number 1-12672


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                1996 Non-Qualified Employee Stock Purchase Plan
                -----------------------------------------------

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Bay Apartment Communities, Inc.
                4340 Stevens Creek Blvd., Suite 275
                San Jose, CA 95129
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                        REPORT OF INDEPENDENT ACCOUNTANTS


Compensation Committee of the Board of Directors
    Bay Apartment Communities, Inc.
    1996 Non-Qualified Employee Stock Purchase Plan:

We have audited the accompanying statement of financial condition of the Bay Apartment Communities, Inc. 1996 Non-Qualified Employee Stock Purchase Plan (the
Plan) as of December 31, 1997, and the related statement of changes in plan equity for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 1997 and the Plan's changes in plan equity for the year ended December 31, 1997, in conformity with generally accepted accounting principles.



San Francisco, California
March 25, 1998



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                         BAY APARTMENT COMMUNITIES, INC.

                 1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                        STATEMENT OF FINANCIAL CONDITION

                                DECEMBER 31, 1997

ASSETS:
Receivable from Bay Apartment Communities, Inc.:
   Participant contributions                             $      240,626
   Employer contributions                                        57,766
                                                         ---------------

Plan equity                                              $      298,392
                                                         ---------------


   The accompanying notes are an integral part of these financial statements.

                         BAY APARTMENT COMMUNITIES, INC.

                 1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                       STATEMENT OF CHANGES IN PLAN EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1997


Additions:
   Participant contributions                                             $      655,954
   Employer contributions                                                       155,359
                                                                         ---------------

            Total additions                                                     811,313

Deductions:
   Purchase and distribution of common stock to participants                    512,921
                                                                         ---------------

Plan equity at the end of the year                                       $      298,392
                                                                         ===============


   The accompanying notes are an integral part of these financial statements.

                         BAY APARTMENT COMMUNITIES, INC.

                 1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.    THE PLAN:

      The Bay Apartment Communities, Inc. (the Company) 1996 Non-Qualified Employee Stock Purchase Plan (the Plan) was adopted by the Company's Board of Directors in October 1996 and became effective on January 1, 1997. The Plan is a non-qualified voluntary contribution plan designed to enable eligible employees and directors (the participants) of the Company to purchase common stock in the Company at a discount. The Plan allows each participant to purchase up to $100,000 per year of the Company's common stock. The Plan is administered by the Company which has delegated certain administrative responsibilities to the Compensation Committee of the Board of Directors of the Company. The Plan provides for a series of six month purchase periods (purchase period). A purchase period is a period of six months beginning each January 1 and July 1 and ending each June 30 and December 31, respectively. The price of the shares of the common stock purchased is the lesser of 85 percent of the closing price of such shares either on (a) the first day of each purchase period, or (b) the last day of each purchase period.

      The Company has reserved 1,000,000 shares of common stock for participants under the Plan.

         PARTICIPANTS CONTRIBUTIONS:

         Full time employees who have completed one month service with the Company and part time employees who have completed one year of service in which he or she is credited with at least 1,000 hours of service are eligible to participate in the Plan either by payroll withholding or cash payments at any time during each purchase period. Directors who have completed one month as a member of the Board of Directors are eligible to participate in the Plan by making cash payments at any time during each purchase period. Participants elect to participate in the Plan by completing and submitting an election form to the plan administrator.

         EMPLOYER CONTRIBUTIONS:

         Employer contributions represent the discount or aggregate difference between the market value price of the Company's common stock and the established discount purchase price at the end of a purchase period.

         DISTRIBUTIONS:

         The Company's transfer agent and registrar issues shares of common stock upon receipt of participant and Company contributions. The transfer agent and registrar then prepares stock certificates, which are registered in the participant's name, and holds such certificates on behalf of the participants or issues stock certificates to the participant upon their written request. Accordingly, all shares purchased under the provisions of the Plan are deemed to be immediately distributed to the participants.


                                   Continued

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                         BAY APARTMENT COMMUNITIES, INC.

                 1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.    THE PLAN, CONTINUED:

         WITHDRAWALS:

         A participant may withdraw all or any part of the contributions made during a purchase period by delivering an amended election form to the plan administrator on or before the last day of such purchase period.

         PLAN TERMINATION:

         The Board of Directors of the Plan may terminate this Plan and any purchase period at any time (together with any related contribution elections) or may terminate any purchase period (together with any related contribution elections) at any time, provided, however, no such termination shall be retroactive unless the Board determines that applicable law requires a retroactive termination of this Plan.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF ACCOUNTING:

         The accompanying financial statements have been prepared on the accrual basis of accounting.

         ADMINISTRATIVE EXPENSES:

         All administrative expenses of the Plan are paid by the Company.

         DISTRIBUTIONS:

         Distributions are recorded when common stock has been distributed to participants.


3.    INTERNAL REVENUE SERVICE STATUS:

      The Plan is not a qualified plan under Section 423(b) of the Internal Revenue Code. Participants are subject to any required tax withholding by the Company on the discount/compensation earned under the Plan.


                                   Continued

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                         BAY APARTMENT COMMUNITIES, INC.

                 1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS


4.    DISTRIBUTIONS:

      A summary of stock purchased and distributed on July 1, 1997 for the purchase period ended June 30, 1997 is as follows:

        Participant contributions                             $    415,327
        Employer contributions                                      97,594
                                                              -------------

        Market value of stock                                 $    512,921
                                                              =============

        Market value of stock purchased and
              distributed per share                           $      37.00
                                                              =============

        Shares purchased and distributed                      $     13,863
                                                              =============


5.    SUBSEQUENT EVENT:

      On January 2, 1998 an additional 7,651 shares of common stock with a market value of approximately $298,000 were purchased and distributed for the purchase period ended December 31, 1997.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       BAY APARTMENT COMMUNITIES, INC.
                                       1996 Non-Qualified Employee Stock
                                         Purchase Plan


Dated: March 27, 1998                  By: /s/ Jeffrey B. Van Horn
                                           ---------------------------
                                       Name: Jeffrey B. Van Horn